Exhibit 12

Pfizer Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges

	Three Months
	Ended	Year Ended December 31,
(MILLIONS OF DOLLARS, EXCEPT RATIO)	March 30, 2014	2013	2012	2011	2010	2009

Determination of Earnings:
Income from continuing operations before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$2,847	$15,716	$11,242	$11,481	$8,846	$10,421
Less:
Noncontrolling interests	13	44	47	60	46	15
Income attributable to Pfizer Inc.	2,834	15,672	11,195	11,421	8,800	10,406
Add (deduct):
Capitalized interest	(10)	(32)	(41)	(50)	(36)	(34)
Amortization of capitalized interest	10	65	69	95	29	29
Equity (income)/loss from equity method investments	(36)	(55)	(99)	(82)	(78)	4
Distributed income of equity method investments	—	162	85	190	26	—
Fixed charges	341	1,495	1,627	1,812	1,930	1,358
Total earnings as defined	$3,139	$17,307	$12,836	$13,386	$10,671	$11,763

Fixed charges:
Interest expense(a)	$321	$1,414	$1,522	$1,681	$1,797	$1,232
Preferred stock dividends(b)	1	3	4	5	6	7
Rents(c)	19	78	101	126	127	119
Fixed charges	341	1,495	1,627	1,812	1,930	1,358
Capitalized interest	10	32	41	50	36	34
Total fixed charges	$351	$1,527	$1,668	$1,862	$1,966	$1,392

Ratio of earnings to fixed charges	8.9	11.3	7.7	7.2	5.4	8.5

(a)
Interest expense includes amortization of debt premium, discount and other debt costs. Interest expense does not include interest related to uncertain tax positions of $43 million for the first three months of 2014; $222 million for the twelve months ended December 31, 2013; $265 million for 2012; $338 million for 2011; $389 million for 2010; and $337 million for 2009.

(b)	Preferred stock dividends related to our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan Trust.

(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.